FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  April 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                     Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

_______________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

May 4, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	20,941,087
ADD:	Stock Options Exercised	25,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	20,966,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				357,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	357,000*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1,361,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

* These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual Generals Meeting in June 2004

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Ap4. 21/04	John M. Plewes	Jul 9/01	$3.00	(25,000)

			SUBTOTAL	(25,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	1,336,500
Stock Option Outstanding – Closing Balance – Grand Total	1,693,500*

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,500

All information reported in this Form is for the month of April 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	May 4, 2004

FIRST PHASE DRILLING PROGRAM COMMENCES AT CERRO QUESHCA

LIAM GOLD-SILVER PROJECT, PERU

April 23, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Peru Limited, as joint venture operator of the Liam Core Area, has informed the Company that the first phase drilling program will begin in the next few days on the Liam Gold-Silver Project located in the Southern Tertiary Belt of Peru.

Drilling will initially focus on testing depth continuity of gold zones outlined in surface samples (see News Release dated October 31, 2003) associated with vuggy silica within high sulphidation epithermal mineralizing systems at Cerro Queshca.  Drilling will also test high resistivity features in the Cerro Queshca area outlined by an in-progress induced polarization geophysical survey.  Additional exploration activities are in progress to advance other targets to the drill testing stage.

The Liam Gold-Silver Project is comprised of approximately 85,500 hectares of exploration concessions and is the subject of an option/joint venture agreement between the Company and Newmont Peru Limited.  The project is divided into the Liam Regional Area (81,597 hectares), which is being operated by Southwestern and where an intense exploration program is in progress, and the Liam Core Area (3,500 hectares), which is being operated by Newmont Peru Limited.

The Liam Core Area is underlain by an extensive high sulphidation gold-silver mineralized system extending for at least 6 kilometres by 4 kilometres.  High-grade gold and silver are associated with diatreme and hydrothermal breccias and within structural zones.

Visit our website at www.swgold.com to view maps of the Liam Project.

Quality Control

Southwestern Resources Corp., as joint venture operator of the Liam Regional Area, has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

SOUTHWESTERN PROPOSES STOCK SPLIT

April 27, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that its Board of Directors has recommended a two-for-one stock split, subject to shareholder and regulatory approval.

John Paterson, President of the Company stated that, “We anticipate the proposed stock split will increase liquidity of the Company’s shares and broaden share ownership, which will be beneficial to existing shareholders.”

The Company will seek shareholder approval of the stock split at the Annual General and Special Meeting of shareholders, expected to take place on June 3, 2004.  Information regarding the proposed two-for-one stock split has been mailed to shareholders as part of the Information Circular for that meeting.  The proposed record date for the stock split should be on or about June 17, 2004, subject to shareholder and regulatory approval.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 23, 2004

ITEM 3.

PRESS RELEASE

Issued April 23, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that Newmont Peru Limited, as joint venture operator of the Liam Core Area, has informed the Company that the first phase drilling program will begin in the next few days on the Liam Gold-Silver Project located in the Southern Tertiary Belt of Peru.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

       Thomas W. Beattie, V.P., Corporate Development
Telephone:    (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 23rd day of April, 2004.

FIRST PHASE DRILLING PROGRAM COMMENCES AT CERRO QUESHCA LIAM GOLD-SILVER PROJECT, PERU

April 23, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Newmont Peru Limited, as joint venture operator of the Liam Core Area, has informed the Company that the first phase drilling program will begin in the next few days on the Liam Gold-Silver Project located in the Southern Tertiary Belt of Peru.

Drilling will initially focus on testing depth continuity of gold zones outlined in surface samples (see News Release dated October 31, 2003) associated with vuggy silica within high sulphidation epithermal mineralizing systems at Cerro Queshca.  Drilling will also test high resistivity features in the Cerro Queshca area outlined by an in-progress induced polarization geophysical survey.  Additional exploration activities are in progress to advance other targets to the drill testing stage.

The Liam Gold-Silver Project is comprised of approximately 85,500 hectares of exploration concessions and is the subject of an option/joint venture agreement between the Company and Newmont Peru Limited.  The project is divided into the Liam Regional Area (81,597 hectares), which is being operated by Southwestern and where an intense exploration program is in progress, and the Liam Core Area (3,500 hectares), which is being operated by Newmont Peru Limited.

The Liam Core Area is underlain by an extensive high sulphidation gold-silver mineralized system extending for at least 6 kilometres by 4 kilometres.  High-grade gold and silver are associated with diatreme and hydrothermal breccias and within structural zones.

Visit our website at www.swgold.com to view maps of the Liam Project.

Quality Control

Southwestern Resources Corp., as joint venture operator of the Liam Regional Area, has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 27, 2004

ITEM 3.

PRESS RELEASE

Issued April 27, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that its Board of Directors has recommended a two-for-one stock split, subject to shareholder and regulatory approval.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

       Thomas W. Beattie, V.P., Corporate Development
Telephone:    (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 27th day of April, 2004.

SOUTHWESTERN PROPOSES STOCK SPLIT

April 27, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that its Board of Directors has recommended a two-for-one stock split, subject to shareholder and regulatory approval.

John Paterson, President of the Company stated that, “We anticipate the proposed stock split will increase liquidity of the Company’s shares and broaden share ownership, which will be beneficial to existing shareholders.”

The Company will seek shareholder approval of the stock split at the Annual General and Special Meeting of shareholders, expected to take place on June 3, 2004.  Information regarding the proposed two-for-one stock split has been mailed to shareholders as part of the Information Circular for that meeting.  The proposed record date for the stock split should be on or about June 17, 2004, subject to shareholder and regulatory approval.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 21, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the “Management”) of Southwestern Resources Corp. (the "Company") for use at the Annual General and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company.  A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space.  On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.  The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting.  At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA:  1-866-249-7775 – OUTSIDE NORTH AMERICA:  (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING BEFORE THE COMMENCEMENT OF THE MEETING.  THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Beneficial shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company.  Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada.  ADP and IICC typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada.  ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy or an

IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and to the extent that current and future insiders may be granted options to purchase shares of the Company pursuant to the Company’s Stock Option Plan (see “Particulars of Other Matters to be Acted On”).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  There are 20,966,087 common shares issued and outstanding. Only those shareholders of record on April 21, 2004 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and senior officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	4,178,150 (1)	19.92%

(1)

Of these shares 3,634,500 (representing 17.34% of the Company’s outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the President of which is John G. Paterson, the Company's President. Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) (91.79%).  John G. Paterson exercises voting control over the shares of the Company held by Global.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  As required by governing legislation, advance notice of the Meeting was published in The Province newspaper.

Shareholder approval will be sought to fix the number of directors of the Company at six, which must be approved by a simple majority of votes cast at the Meeting.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada except for George H. Plewes, who is ordinarily resident in Bermuda, has been furnished by each of them:

Name	Position Held	Present Principal Occupation (1)	Director Since	Shares Owned (2)
GEORGE H. PLEWES Hamilton, Bermuda	Chairman of the Board & Director	Chairman of the Board of the Company and TransAtlantic Petroleum Corp. (public oil and gas exploration company).	1991	618,800
JOHN G. PATERSON (5) Vancouver, B.C.	President, Chief Executive Officer & Director	President & Chief Executive Officer of the Company; Director of Lake Shore Gold Corp. (public mineral exploration company), President & Director of Superior Diamonds Inc. (public mineral exploration company); President of Glengarry Resource Management Inc. (private consulting company).	1991	4,178,150
DANIEL G. INNES West Vancouver, B.C.	Vice-President, Exploration & Director	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp. and Lake Shore Gold Corp. (public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	1993	55,400
W. DAVID BLACK (3)(4) Vancouver, B.C.	Director	Associate Counsel, DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	2000	Nil
JAMES B. HUME (3)(4)(5) Calgary, Alberta	Director	President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation (private foundation), Calyx Investments Ltd. and Kanesco Holdings Ltd.	2002	5,000
WILLIAM D. MCCARTNEY (3)(4)(5) Vancouver, B.C.	Director	President and CEO of Pemcorp Management Inc. (private financial consulting company)	2004	nil

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2004.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Member of the Environment and Safety Committee.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “Exchange”) requires every listed company to annually disclose its approach to corporate governance in a “Statement of Corporate Governance” with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines").

16

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company.  In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies.  For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth.

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.  The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

GUIDELINE 1

STEWARDSHIP OF THE CORPORATION

The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The mandate of the Board is to act in the best interests of the Company and to supervise management.  The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies.  In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented.  The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies.  A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources.  This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance.  As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders.  The Company communicates with its shareholders through a number of channels including its website.  The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in

17

particular and the public in general.  The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company.  The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Guidelines 2 and 3

Board and Director Independence

A majority of the directors should be "unrelated" directors.  The Board should determine on an annual basis whether the Board has a majority of unrelated directors.

The Board is responsible for determining whether or not each director is an unrelated director.  To do this, the Board analyses all the relationships of the directors with the Company.  The Company carries out this assessment and discloses its analysis and conclusions annually.  In analyzing the independence of the Board and whether a majority of its directors is unrelated, the Board examines whether the individual is a member of management, and whether the individual has any interest, or business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

The Company does not have a significant shareholder, which is defined as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company consists of six directors.  John G. Paterson, President and CEO of the Company, is a member of management and thus he is a "related" director, as is Daniel G. Innes, Vice President, Exploration.  These related directors are also founders of the Company.  George H. Plewes, as Chairman of the Board, has had a long and specific relationship with the Company and thus the Company has determined that he is a “related” director.  In view of the stage of development of the Company and its mineral properties and the desire of the two founders to actively participate in the growth of the Company, it is the opinion of the Board that notwithstanding that three out of six directors are “related”, this does not inhibit the operation of the Board and, in fact, contributes positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of the three related directors.

The remaining three directors, William D. McCartney, W. David Black and James B. Hume, do not work in the day-to-day operations of the Company, and are "unrelated" directors because they are independent of management and free from any interest and any business or other relationship that could materially interfere with their ability to act in the best interests of the Company.

Guideline 4

Committee to nominate and assess Directors

The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.

The Board of Directors as a whole determines nominations to the Board.  The Board is of the view, because of the minimal turnover of directors, current stage of the Company’s development, and relatively small size of the Board, that this process is appropriate.  New nominees must have a track record in general business management, special expertise in an

18

area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

Guideline 5

Process for assessment

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit, Compensation and Environment and Safety Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto.  While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6

Orientation and Education for new Directors

The Company should provide an education and orientation program for new members of the Board of Directors.

The Board has implemented an informal education and orientation program for new members.  In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports, annual information forms, proxy solicitation materials and various other operating and property reports.  Senior management makes regular presentations to the Board on the main areas of the Company’s business.  In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7

Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provide a diversity of views and experience, while facilitating effective decision-making.

Guideline 8

Directors’ Compensation

The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.

The amount and form of directors’ compensation is reviewed every year, to ensure that such compensation realistically reflects the responsibilities and risks of being an effective director of an exploration-stage company with no regular revenues from operations.  See the section titled “Statement of Executive Compensation - Compensation of Directors” for further information.

Guideline 9

Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has appointed three committees:  the Audit Committee, the Compensation Committee and the Environment and Safety Committee, which are described below. The Company is not required to have an executive committee of the Board of Directors. The Guidelines suggest that committees should generally be composed of outside (non-management) directors, a majority of whom are also unrelated directors.  Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.  The Company is not required to, and nor does it have, an executive committee of the Board of Directors.

The Compensation Committee consists of three outside and unrelated directors:  W. David Black is the Committee Chairman, William D. McCartney and James B. Hume.  The Committee is responsible for the review of the compensation (including stock options) of the senior management of the Company, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.  The Committee is also responsible for the Report on Executive Compensation set out in the section titled "Statement of Executive Compensation - Report on Executive Compensation" in the Company’s Information Circular.

The Environment and Safety Committee consists of:  John Paterson, Committee Chairman, James Hume and William McCartney.  The Committee is responsible for evaluating environmental and safety performance within the Company including that provided by Company contractors; and ensuring that good business practices exist in order that the Company meets or exceeds its legal requirements concerning environmental and safety practices.

GUIDELINE 10

APPROACH TO CORPORATE GOVERNANCE

The Board of Directors should assume responsibility for developing the Company’s approach to governance issues.

The Board addresses matters of corporate governance on a continuing basis and has adopted a Board Policy Manual and Code of Business Ethics and Conduct.  The Board Policy Manual stresses the duties imposed on management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance.  The Board monitors best practices among major Canadian and American mining and mineral exploration companies to ensure the Company continues to maintain high standards of corporate governance.

Guideline 11

Position Descriptions for the Directors and CEO

The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the objectives to be met by the CEO.

The Board has not established position descriptions for Board members and the CEO as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO.  The Board expects management to review the company’s strategies and their implementation in all key areas of the company’s activities; carry out a budgeting process and monitor the company’s financial performance; and identify opportunities and risks affecting the company’s business and find ways of dealing with them.

Guideline 12

Board Independence of Management

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Board is able to function independently of management because of limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest.  Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake.  This would include any interest arising by reason of the director also being a member of the Company's management.  The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

Each director discloses conflicts to the Board annually in writing.  Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any profit that he or she realizes from the transaction.  If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13

Audit Committee

The Audit Committee should be composed only of outside directors.  The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to members as to their duties.  The duties should include oversight responsibility for management reporting on internal control.  The committee should have direct communication channels with the internal and external auditors.

The Audit Committee appointed by the Board complies with all applicable statutory requirements.

The Audit Committee consists of three independent and unrelated directors:  James B. Hume, Committee Chairman; William D. McCartney; and W. David Black.  Based on information provided by each director, the Board is satisfied that a majority of members of the Audit Committee are financially literate, which means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The US Securities and Exchange Commission (the “SEC”) defines an “audit committee financial expert” as a person:  (1) with an understanding of generally accepted accounting principles and financial statements; (2) with the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; and (3) with experience in preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities.

The Board has determined that the Chair of the Audit Committee, James Hume, Chartered Accountant, qualifies as an audit committee financial expert.  The SEC has indicated that the designation of Mr. Hume as an audit committee financial expert does not make him an ‘expert’ for any purpose or impose any duties, obligations or liability on Mr. Hume that are greater than those imposed on members of the Audit Committee and Board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors.  Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial management.  The company’s external auditors have a direct line of communication with the committee at all times.  The external auditors must meet with the committee without management present at least once a year.  Management gives the Audit Committee a report assessing the adequacy and effectiveness of the company’s disclosure controls and systems of internal control.  The committee approves all non-audit work performed by the external auditors.

Guideline 14

Outside Advisers

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company’s expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.

The Board has formally established a system that enables an individual director to engage an outside adviser at the Company's expense in appropriate circumstances and subject to approval by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies.  This table sets out all compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of the Company’s four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year (collectively the “Named Executive Officers”).

Compensation Summary

The following table discloses the compensation paid by the Company, during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation (1)			Long-Term Compensation (1) (2)
Awards
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	All Other Compensation ($)
George H. Plewes (3) Chairman	2003 2002 2001	nil nil nil	nil nil nil	318,936 331,637 217,199	nil 100,000 nil	nil nil nil	nil nil nil
John G. Paterson(3) President & CEO	2003 2002 2001	nil nil nil	nil nil nil	145,500 (4) 134,250 (4) 70,500 (4)	nil nil nil	nil nil nil	nil nil nil
Daniel G. Innes(3) VP, Exploration	2003 2002 2001	nil 10,000 120,000	nil nil nil	51,750 (5) 19,500 (5) 75,000 (5)	nil 75,000 nil	nil nil nil	nil nil nil
Thomas W. Beattie VP, Corporate Development	2003 2002 2001	54,625 109,833 120,000	nil nil nil	48,780(6) 5,316 (6) 28,366(6)	nil 150,000 nil	nil nil nil	nil nil nil
Parkash K. Athwal VP, Finance & CFO	2003 2002 2001	120,000 120,000 115,000	nil nil nil	nil nil nil	nil 10,000 nil	nil nil nil	nil nil nil

(1)

The Company did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

The Company did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company, the price for the Company’s securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3)

Member of the Board of Directors.

(4)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(5)

Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.

(6)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

Options and SAR’s

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  The Plan complies with the Exchange’s policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR’s") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
George H. Plewes	nil	n/a	n/a	n/a	n/a
John G. Paterson	nil	n/a	n/a	n/a	n/a
Daniel G. Innes	nil	n/a	n/a	n/a	n/a
Thomas W. Beattie	nil	n/a	n/a	n/a	n/a
Parkash K. Athwal	nil	n/a	n/a	n/a	n/a

(1)

No SAR’s were granted.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1)  EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2003(2) ($) Exercisable/Unexercisable
George H. Plewes	100,000	1,605,000	275,000/nil	9,806,500/nil
John G. Paterson	50,000	787,500	175,000/nil	6,107,500/nil
Daniel G. Innes	50,000	787,500	250,000/nil	8,881,750/nil
Thomas W. Beattie	43,500	1,016,725	131,500/nil	4,864,185/nil
Parkash K. Athwal	14,500	456,975	30,000/nil	1,087,500/nil

(1)

As no SAR’s were granted, no SAR’s were exercised.

(2)

Value is the product of the number of shares multiplied by the difference between the closing market price of $39.90 on December 31, 2003 and the exercise price.

Options and SAR Repricings

None of the options granted by the Company were repriced during the most recently completed financial year.  The Company has never granted any SAR’s.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The Company has also entered into a contract with each the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within a year of the date on which control of the Company changes or a change in the officer’s responsibilities follows a change in control of the Company, the Company will pay the following amounts in cash or, at the Company’s election, issue shares of the Company equal to 130% of the following amounts:  George H. Plewes, US$630,000; John G. Paterson, $540,000; Daniel G. Innes, $540,000; Thomas W. Beattie, $504,000 and Parkash K. Athwal, $360,000. The contracts provide that payment of such compensation is not triggered simply by a change in control of the Company, voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three directors of the Company:  James B. Hume, W. David Black and William D. McCartney.  The Compensation Committee’s Report on Executive Compensation, presented and accepted by the Board of Directors, is as follows:

In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company.  Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers.  Some emphasis was also placed on the fact that the executive officers have received stock options from the Company.  The Company does not have or grant to executive officers or other employees SAR’s, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.

Compensation of Directors

In 2003 the three independent directors of the Company (W. David Black, James B. Hume and former director John J. Fleming) were each paid $12,000.  Commencing in 2004 the Company will pay $15,000 per year to each of the outside directors (W. David Black, James B. Hume and William D. McCartney).  Compensation paid to the other three board members is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.  In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

During the financial year ended December 31, 2003 the aggregate direct remuneration paid or payable by the Company to its directors was $552,186 and fees totalling $81,397 were paid to a law firm, of which W. David Black is an associate counsel, for legal services rendered by that law firm to the Company.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1998) with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 1998 and compounded annually thereafter.

S&P/TSX: -Composite Index	100.00	82.33	73.30	85.72	108.16	138.83
-Capped Gold Index	100.00	80.34	70.81	85.98	107.34	124.27
Company Index	100.00	79.67	43.90	43.25	227.64	648.78

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

The Company did not make any acquisitions pursuant to the Normal Course Issuer Bid that became effective December 27, 2002 and expired December 26, 2003.

MANAGEMENT AND CONSULTING CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.  Certain senior officers provide these services pursuant to consulting agreements (see “Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts”).

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  Deloitte & Touche were initially appointed auditors of the Company in 1992.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADOPTION OF NEW CHARTER DOCUMENTS

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect.  The New Act replaces the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies.  The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The New Act also uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”.  The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles (“Articles”) with a view to incorporating some of these more flexible provisions of the New Act.  The directors believe that amending the Company’s Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of the altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual General and Special Meeting at the Company's offices at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, and at the Annual General and Special Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every company’s Notice of Articles.  The PCPs provide that the number of votes required to pass a special resolution (also referred to as a special resolution under the Former Act) is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting.  This is the majority that was required under the Former Act.  The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting.  The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company’s Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.  This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;

(b)

the Company’s Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and takes such further actions that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities.  The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.  Management believes the major changes from the existing articles are:

1.

Certain changes to the Notice of Articles, Articles and share structure may now be made by directors’ resolution or ordinary resolution.  A description of the changes is provided below;

2.

The directors, by directors’ resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.

Shareholders’ meetings may be held by electronic means;

4.

The quorum for Shareholders’ meetings is changed from two shareholders to one shareholder present in person or represented by proxy; and

5.

Shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and Share Structure

If the Special Resolution regarding the adoption of Articles is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1.

by directors' resolution or ordinary resolution, as determined in each case by the directors,

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

 if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)

change unissued shares with par value into shares without par value and vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(e)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f)

subdivide all or any of its unissued, or fully paid issued, shares;

(g)

authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority; and

2.

if the New Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution, otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a)

the Company adopt the Articles in substitution for the existing articles of the Company;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment;

(c)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders; and

(d)

the Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company’s records office.”

Subdivision of Share Capital

Shareholders will be asked at the Meeting to approve the subdivision of all of the Company's common shares without par value on a two new for one old basis (the “Stock Split”).  The resolution approving the Stock Split must be passed by not less than three-quarters of the votes cast by shareholders present in person or by proxy at the Meeting.   Management of the Company is recommending the Stock Split as it will increase liquidity of the Company's shares and promote broader share ownership.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the Company's common shares without par value be subdivided, on a two new for one old basis;

(b)

if required, the Notice of Articles be amended accordingly;

(c)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies that may be necessary to effect the amendment; and

(d)

the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”

If the directors determine to effect the Stock Split after receipt of shareholder and regulatory approvals and completion of all necessary filings, the ‘push out’ method will be implemented and a share certificate evidencing the requisite number of additional shares will be mailed to each shareholder of record as of a Stock Split record date acceptable to regulatory authorities, which date is anticipated to be within two weeks of the Meeting. Each such registered shareholder will receive one additional share for each share held as at the Stock Split record date.

APPROVAL OF ADDITIONAL SHARES RESERVED FOR ISSUANCE PURSUANT TO THE COMPANY’S STOCK OPTION PLAN

Shareholder approval for the Company’s Stock Option Plan (the “Plan”) was obtained at the Company’s 1995 Annual Meeting. The Toronto Stock Exchange has requirements relating to stock option plans, including the requirement that every plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the Plan.  The Board of Directors has allotted and reserved a further 1,087,000 common shares for issuance from time to time pursuant to the Plan, 787,000 of which have been provisionally granted by the Board, subject to shareholder and regulatory approval. If the allotted reservation is approved by shareholders, the maximum number of shares issuable under the Plan since its inception in 1995 will be 3,148,000 while the total number of shares reserved for issuance and not yet exercised under the Plan and prior to the implementation of such plan will be 2,023,000, which will represent less than 10% of the 20,233,587 outstanding issue of the Company (as defined by Exchange policies).  No financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.

Shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve with or without variation the following resolution:

“RESOLVED that 1,087,000 common shares be authorized and approved as the additional number of shares which may be subject to issuance pursuant to the Company’s Stock Option Plan.”

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

“Thomas W. Beattie”

DATED at Vancouver, B.C.

Thomas W. Beattie

April 21, 2004

Vice President, Corporate Development

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.

April 21, 2004

“John G. Paterson”

“Parkash K. Athwal”

John G. Paterson

Parkash K. Athwal

President and C.E.O.

Vice President, Finance and C.F.O.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

June 3, 2004

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, June 3, 2004 at 9:00 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1.

receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 and the Auditors’ Report thereon;

2.

fix the number of directors at six and elect directors for the ensuing year;

3.

appoint auditors for the Company and authorize the directors to fix the auditors’ remuneration;

4.

approve by special resolution an amendment to the Company’s Notice of Articles (formerly “Memorandum”) to delete certain “Pre-Existing Company Provisions”, the effect of which will be to provide for two-thirds majority votes on special resolutions;

5.

approve by special resolution an amendment to the Company’s Notice of Articles to change the authorized capital to an unlimited number of common shares without par value;

6.

approve by special resolution the adoption of new Articles;

7.

approve by special resolution a subdivision of the Company’s issued common shares on a two new for one old basis;

8.

authorize that an additional 1,087,000 common shares of the Company be issuable pursuant to the Company’s Stock Option Plan; and

9.

transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Financial Statements and Auditors’ Report are included in the Company’s Annual Report accompanying this Notice.

The Directors have fixed the close of business on April 21, 2004 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Business Corporation Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas W. Beattie”

April 23, 2004

Thomas W. Beattie

Vancouver, British Columbia

Vice President, Corporate Development

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SOUTHWESTERN RESOURCES CORP.

            REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company’s website (www.swgold.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company’s transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company’s transfer agent at:

COMPUTERSHARE TRUST COMPANY OF CANADA

100 University Avenue

9th Floor

Toronto, ON  M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

Interim Financial Statements and Management’s Discussion and Analysis	Annual Report and Management’s Discussion and Analysis

NAME (please print)

APT.	STREET NUMBER	STREET NAME

CITY	PROVINCE/STATE	POSTAL/ZIP CODE

__________________________

_________________________

Signature

           Date

By signing this form I certify that I am a shareholder of Southwestern Resources Corp.

SOUTHWESTERN RESOURCES CORP.

Proxy Solicited by Management of the Company for the Annual General and Special Meeting of Shareholders to be held on Thursday June 3, 2004

The undersigned registered shareholder of Southwestern Resources Corp. (the 'Company") hereby appoints **John G. Paterson**, or failing him **Thomas W. Beattie**, or failing him **Daniel G. Innes**, or instead of any of them, ______________________ ____________________________________as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual General and Special Meeting of Shareholders of the Company to be held on **Thursday June 3, 2004** and at any adjournments thereof (the 'Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

_____________________   ____
Date   Signature of Registered Shareholder

____
Print Name

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1, 2, 3, 4, 5, 6, 7 and 8. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Fix the number of directors at six.
   G VOTE FOR **G VOTE AGAINST**

2. Election of six Directors:
   George H. Plewes G VOTE FOR G WITHHOLD AUTHORITY
   John G. Paterson G VOTE FOR G WITHHOLD AUTHORITY
   Daniel G. Innes G VOTE FOR G WITHHOLD AUTHORITY
   W. David Black G VOTE FOR G WITHHOLD AUTHORITY
   James B. Hume G VOTE FOR G WITHHOLD AUTHORITY
   William D. McCartney **G VOTE FOR** **G WITHHOLD AUTHORITY**

3. Appointment of Deloitte & Touche LLP as auditors and authorize the Directors to fix the remuneration of the auditors.
   G VOTE FOR **G WITHHOLD AUTHORITY**

4. Approval by special resolution of an amendment to the Company's Notice of Articles to delete certain 'Pre-Existing Company Provisions", the effect of which will be to provide for two-thirds majority votes on special resolutions.
   G VOTE FOR **G VOTE AGAINST**

5. Approval by special resolution of an amendment to the Company's Notice of Articles to change the authorized capital to an unlimited number of common shares without par value.
   G VOTE FOR **G VOTE AGAINST**

6. Approval by special resolution of the adoption of new Articles.
   G VOTE FOR **G VOTE AGAINST**

7. Approval by special resolution of a subdivision of the Company's issued common shares on a two new for one old basis
   G VOTE FOR **G VOTE AGAINST**

8. Authorize an additional 1,087,000 common shares of the Company as issuable pursuant to the Company's Stock Option Plan.
   G VOTE FOR **G VOTE AGAINST**

INFORMATION REGARDING THE PROXY

1.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person’s name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2.

This form of proxy must be executed by the shareholder or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy.  Signature should correspond with the name imprinted hereon.  Where two or more persons are named, all must sign.

3.

Unless directed therein to the contrary, the proxyholder will vote FOR each of the matters referred to herein and identified in the Information Circular as intended to be acted upon.  The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5.

A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6.

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

April 27, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Southwestern Resources Corp.

We confirm that the following material was sent by pre-paid mail on April 27th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A

2003 Annual Report including Letter to Shareholders / Management’s Discussion and

Analysis / Consolidated Financial Statements for the years ended December 31,

2003 and 2002

B

Notice of Annual General and Special Meeting / Management Information Circular

C

Proxy

D

Supplemental Mailing List Return Card

E

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to

Canadian Securities Administrators’ National Instrument 54-101 regarding communication with

Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4504)

Fax: 604.661.9401